UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of May 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ Samuel Cochrane

Samuel Cochrane, Chief Financial Officer

Date: May 27, 2020

FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1. Name and Address of Company
SIERRA WIRELESS, INC. ("Sierra Wireless" or the "Company")
13811 Wireless Way
Richmond, B.C.
V6V 3A4

Item 2. Date of Material Change
May 21, 2020
Item 3. News Release
A press release announcing the change referred to in this report was issued on May 22, 2020. The press release was disseminated via Business Wire and subsequently filed on the Company’s SEDAR profile.
Item 4. Summary of Material Change
On May 22, 2020, Sierra Wireless announced that it has appointed Thomas L. Linton, Martin Mc Court and Mark Twaalfhoven to its Board of Directors.
Item 5. Full Description of Material Change
On May 22, 2020, Sierra Wireless announced that it has appointed Thomas L. Linton, Martin Mc Court and Mark Twaalfhoven to its Board of Directors following the approval of the special resolution authorizing the Company to apply for a certificate of amendment under the Canada Business Corporations Act to amend its Articles to increase the maximum number of directors of the Company from nine to twelve at the Company’s annual general and special meeting of shareholders held on May 21, 2020.
Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102
Not applicable.
Item 7. Omitted Information
Not applicable.
Item 8. Executive Officer
For further information, please contact
Samuel Cochrane, Chief Financial Officer at Sierra Wireless, Inc., 13811 Wireless Way, Richmond, B.C., V6V 3A4, Telephone: (604) 231-1100.
Item 9. Date of Report
This material change report is dated as of May 27, 2020.